Contact

www.linkedin.com/in/noahwu
(LinkedIn)

Top Skills

Software Development
Machine Learning
Back-End Web Development

Noah W.

Cofounder & CTO at Perimeter Inc.
Berkeley, California, United States

Experience

Perimeter

CTO
December 2018 - Present (4 years 5 months)
Berkeley, CA

Education

University of California, Berkeley

Bachelor's degree, Computer Science · (2016 - 2019)

University of California, Berkeley

Bachelor's degree, Cognitive Science · (2016 - 2019)